Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Blanco Whiskey Corporation
6462 N US Hwy 281
Blanco, TX, TX 78606
https://www.andalusiawhiskey.com/

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Blanco Whiskey Corporation
Address: 6462 N US Hwy 281, Blanco, TX, TX 78606
State of Incorporation: DE
Date Incorporated: October 12, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 6,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Combo/Avid Investor Perk

Invest $1000+ within the first 72 hours and receive 10% bonus shares

Invest $1,000+ within the first two weeks and receive 7% bonus shares

Invest $2,500+ within the first two weeks and receive 10% bonus shares

Invest $5,000+ within the first two weeks and receive 12% bonus shares

Invest $10,000+ within the first two weeks and receive 15% bonus shares

Flash Perk: Invest $5,000+ between December 14-December 21 and receive 10% bonus shares

Flash Perk: Invest $5,000+ between January 11-January 18 and receive 10% bonus shares

Volume-Based Perks

<u>Tier 1 Perk</u>

Invest $500+ and receive a free distillery tour and whiskey tasting for two adults at the Andalusia Tasting Room.

Whiskey costs included. Travel and lodging costs to the distillery are not included.

<u>Tier 2 Perk</u>

Invest $1000+ and receive perks in Tier 1 + have your name engraved as an owner on the Hall of Honor in the Andalusia Tasting Room.

<u>Tier 3 Perk</u>

Invest $2,500+ and receive perks in Tier 1 +2 + a private party for up to 10 adults, which includes a tour of the distillery and your own private event space for a birthday party, anniversary, etc.

4-hour event limit, 2 cocktails per guest included.

Tier 4 Perk

Invest $5,000+ and be a Distiller For a Day at Andalusia Whiskey Co! Experience the whiskey production process alongside our Head Distiller.

Tier 5 Perk

Invest $10,000+ and help select a single barrel of whiskey that will be released to the public. You will get to taste through numerous barrels and take home a case of bottles from the chosen barrel. (6x750mL bottles)

Tier 6 Perk

Invest $50,000+ and receive a private, catered whiskey-paired dinner at the distillery for up to 12 people. Each of your guests will receive a commemorative bottle signed by Andalusia's founders, Ty Phelps and Tommy Erwin.

Distillery tour, food, 2 cocktails per person included. Travel/lodging costs to the distillery are not included. The date must be negotiated with the catering company.

Loyalty Bonus

Current employees will receive 100% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Blanco Whiskey Corporation d/b/a Andalusia Whiskey Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for between Avid Investor and Volume-based perks to be determined by the amount invested and time of offering elapsed. Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

As Blanco Whiskey Corporation ("Andalusia Whiskey Co." or the "Company"), we are a premium craft whiskey distillery with a passion for producing exceptional handcrafted spirits. Our distillery is located in the heart of the Texas Hill Country, where we draw inspiration from the region's rich history and natural beauty. We believe that investing in our company is valuable for several reasons. Firstly, we have a strong commitment to quality and craftsmanship, using only the finest ingredients and traditional production methods to create our whiskeys. This dedication to excellence has garnered us a loyal customer base and critical acclaim. Secondly, the craft whiskey industry is experiencing significant growth as consumers seek unique and authentic spirits, presenting a promising opportunity in this expanding market.

Source:
https://www.globenewswire.com/en/news-release/2023/07/17/2705371/28124/en/Global-Whiskey-Market-Overview-Report-2023-2028-Craft-Distilleries-and-Innovation-Unleashing-the-Power-of-Tradition-and-Experimentation-in-the-125-Billion-Market.html

Corporate History

The Company was originally formed on 9/18/2014 as Blanco Valley Distillers, LLC, a Texas limited liability company, and operated under the fictitious business name (ie, "doing business as" name) Andalusia Whiskey Co.

As part of the Company's 2023 reorganization, on 10/10/2023, a new C corporation was formed under Delaware law, Blanco Whiskey Corporation. The then-existing members of Blanco Valley Distillers, LLC completed a share exchange with the new corporation, Blanco Whiskey Corporation, to become common stock shareholders in the corporation and the corporation became the 100%-owned parent company of Blanco Valley Distillers, LLC in October 2023, with the Company's business operations continuing under the Blanco Valley Distillers, LLC subsidiary.

On 10/11/2023, a new limited liability company was also formed under Texax law, Blanco WhiskyLand, LLC, which is 100% owned by Blanco Whiskey Corporation. The real property located in Blanco, TX, where the Company's operations are headquartered, was then transferred from Blanco Valley Distillers, LLC to Blanco WhiskyLand, LLC in October 2023.

Competitors and Industry

Competitors

In the craft whiskey industry, we face competition from other craft distilleries and well-established mainstream whiskey brands. However, what sets us apart is our focus on grain-to-glass production, using locally sourced ingredients, and our dedication to the art of whiskey-making. We believe our "Secret Sauce" lies in the unique flavor profiles we achieve through the skillful distillation & aging of spirits and our emphasis on terroir-driven whiskey production. This approach provides us with a strong defensibility and a differentiated offering in the market.

Industry

The craft whiskey industry is an exciting and dynamic space. Consumers are embracing artisanal spirits, leading to significant growth in the craft whiskey market. We are continuously exploring new avenues and niche industries, such as the rising interest in limited-edition and single-barrel releases. Keeping a close eye on consumer trends and preferences allows us to innovate and stay ahead in this competitive landscape.

Source:
https://www.globenewswire.com/en/news-release/2023/07/17/2705371/28124/en/Global-Whiskey-Market-Overview-Report-2023-2028-Craft-Distilleries-and-Innovation-Unleashing-the-Power-of-Tradition-and-Experimentation-in-the-125-Billion-Market.html

Current Stage and Roadmap

Current Stage

Our business model revolves around the production and sale of premium craft whiskeys. We generate revenue through direct sales to consumers via our tasting room, as well as through distribution to liquor stores, online retailers, bars, and restaurants. Our buildings completed construction and equipment was installed at the top of the year and we are currently operational.

Our intention is to continue expanding our distribution network to reach a broader audience while maintaining the handcrafted quality that sets us apart.

Roadmap

We are continuously exploring new avenues and niche industries, such as the rising interest in limited-edition and single-barrel releases for whiskey clubs, civic organizations, & companies. Keeping a close eye on consumer trends and preferences allows us to innovate and stay ahead in this competitive landscape.

We have hired a sales consultant, Joe Castillo from Big Thirst Consulting, who is negotiating with distributors in New Mexico, Oklahoma, Louisiana, Georgia, and North Carolina to expand our retail footprint into those states.

The Team

Officers and Directors

Name: Thomas Carter Erwin

Thomas Carter Erwin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: October, 2014 - Present
  Responsibilities: I am responsible for day to day employee mangement, payroll, office functions, and operations at the

distillery. I also work in production and do marketing work around the state. Salary: 60,000/yr

Name: Ty Adams Phelps

Ty Adams Phelps's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CFO & Director
  Dates of Service: October, 2014 - Present
  Responsibilities: I manage production operations and employees. I also perform out-of-area sales trips throughout Texas. Salary: 60,000/yr

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes

to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Market Saturation
The craft whiskey industry has seen substantial growth, leading to increased competition. The market may become saturated with new entrants, making it harder to gain and retain market share.

Regulatory Compliance
The alcohol industry is subject to extensive and evolving regulations at the federal, state, and local levels. Changes in laws or regulatory requirements can have a significant impact on production, distribution, and sales.

Supply Chain Disruptions
Any disruption in the supply chain, such as shortages of quality ingredients, barrels, or packaging materials, could impact production and lead to increased costs.

Distribution Challenges
Expanding distribution beyond the local market may be challenging due to the highly regulated nature of the alcohol industry and the need for compliance with various state and international laws.

Economic Downturns
The demand for premium spirits may be sensitive to economic downturns, as consumers may reduce discretionary spending on luxury goods, including craft whiskey.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Thomas Erwin	1,578,947	Common Stock	39.47%
Ty Phelps	1,578,947	Common Stock	39.47%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Exchange of existing LLC's members' membership interests for common stock of the new Corporate parent entity
  Date: October 05, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $902,153 compared to $912,018 in fiscal year 2022. This modest increase in revenue represents a lack of additional inventory to sell based on current production capacity restraints.

Cost of sales

Cost of Sales for fiscal year 2021 was $134,179 compared to $193,621 in fiscal year 2022. This increase in the cost of goods sold came from a historic jump in malted barley prices that occurred in 2022. (A 43% increase over 2021)

Gross margins

Gross margins for fiscal year 2021 were $767,974 compared to $718,396 in fiscal year 2022.

Expenses

Expenses for fiscal year 2021 were $742,098 compared to $735,286 in fiscal year 2022. This decrease in expenses came from taking a year off in 2022 from entering expensive whiskey judgings and competitions.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because recent production expansion will allow for more product sales. Past cash was primarily generated through product sales, a bank loan, & an SBA loan. Our goal is to expand our distribution footprint into new states.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company has capital resources available in the form of $105,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company's growth, but not viability. These funds are required to support the purchase of ingredients for our goal of a 5x increase in whiskey production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 93% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate at its current production level indefinitely based on our estimated operating expenses. These expenses include, but are not limited to, raw material costs, labor, overhead, marketing, regulatory compliance, and administrative overhead. We have conducted a thorough financial analysis to ensure that the raised minimum offering amount is sufficient to cover these expenses and sustain our current operations without the need for immediate additional funding.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely at a higher rate of production. The funds raised will be allocated as follows:

- 80% for inventory, including grain, barrels, and glass to support increased production.

- 12.5% for employment, specifically hiring a new Director of Operations to manage and optimize our production processes.

- 1% for StartEngine Service fees, which are associated with hosting our crowdfunding campaign on the StartEngine platform.

- 1% for Campaign Marketing, ensuring we reach a broader audience and drive interest in our products.

- 5.5% for StartEngine Platform Fees, which help facilitate the crowdfunding campaign.

The allocation of funds to inventory and employment will enable us to meet the increased demand for our products and enhance our operational efficiency. With these investments, we are confident that we can sustain higher production levels and meet the long-term growth objectives of our company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: SBA Loan
  Amount Owed: $632,600.00
  Interest Rate: 3.75%
  Maturity Date: September 30, 2050

- Creditor: Frontier Bank of Texas
  Amount Owed: $1,680,404.00
  Interest Rate: 6.0%
  Maturity Date: August 05, 2027

- Creditor: First-Citizens Bank & Trust Company
  Amount Owed: $34,240.00
  Interest Rate: 5.0%
  Maturity Date: September 30, 2028
  Loan for funds to lease a warehouse forklift.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

We have determined our valuation of $10 million using the discounted cash flow method. This approach involves estimating future cash flows and then discounting them for their present value.

Our business model is unique in that we make all of our products in-house, thus linking and limiting our sales volume to our production capacity. Other start-up distilleries buy finished whiskey for resale from other bulk distillers, thus allowing them to scale up sales indefinitely given the large volume of bulk whiskey available to them.

Our recently completed expansion includes two 2500 sq ft production buildings, and a new 1000 gallon still and mash cooker. This expansion will increase production from 100 whiskey barrels a year to 500 per year. At a wholesale price of $7500 each, this represents a potential increase of wholesale annual revenue from $750,000 to $3,750,000.

In 2021 and 2022, we sold all the whiskey that we were able to produce - thus indicated by the 1% growth rate from 2021-2022. Over a six-year period, we have averaged a 102% increase in revenue year-over-year. We feel that this trend in revenue growth will continue whenever production continues to grow and allow it.

Annual revenue growth:

2017 ($312,797.86): 486% over 2016

2018 ($389,368.01): 24% over 2017

2019 ($428,879.98): 10% over 2018

2020 ($642,680.79): 50% over 2019

2021 ($902,152.50): 40% over 2020

2022 ($912,017.77): 1% over 2021

Therefore, an estimated 2024 revenue value can be derived using the previous growth rate average, and a present value can be placed on this future revenue.

(($912,018)+($912,018 *1.02))=$1,842,276 estimated 2024 TEXAS revenue

PV = FV / (1+i)n

PV = $1,842,276 / (1.07)/1 = $1,721,753 (assuming an opportunity cost of 7% per year, a historical S&P500 average return rate.)

Sales Volume will catch up to production volume in 2025, and an estimated present value of 2025 revenue can be calculated similarly:

(($1,721,753)+($1,721,753*1.02))=$3,477,941 estimated 2025 TEXAS revenue

PV = $3,477,941 / (1.07)/2 = $3,037,768

These revenue projections do not include entering into the new states of New Mexico, Oklahoma, Louisiana, and Georgia, Our products are distributed by Republic National Distributing Company, the second-largest liquor distributor in the nation with a footprint in 38 states, including those listed above. We can assume our products will have a similar market share as in Texas, and our present value of 2025 revenue in the new states can be estimated based on the respective state's total industry revenue numbers versus those of Texas.

New Mexico (6% of the Texas market) = $182,266

Oklahoma (7% of TX) = $219,472

Louisiana (20% of TX) = $593,436

Georgia (20% of TX) = $593,436

(data from the Distilled Spirits Council of the U.S.: https://www.distilledspirits.org/state-data/)

Total Present Value of 2025 revenue = $4,626,378

Using a modest revenue multiplier of 2.16 gives our company a valuation of $10,000,000.

In conclusion, our valuation of $10 million is based on the discounted cash flow method. We have considered industry standards, our unique qualities, and the performance of similar companies to arrive at this reasonable basis for our valuation. We believe that this valuation accurately represents the current and future potential of Andalusia Whiskey Company in the craft whiskey market.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Inventory
  80.0%
  We will use 80% of the funds raised to purchase grain & barrels for the Company's whiskey production in order to increase production by 5x.
- Company Employment
  12.5%
  We will use 6% of the funds to hire key personnel for daily operations, including the following role: Director of Operations. Wages to be commensurate with training, experience and position.
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Marketing
  1.0%
  We will use 1% of the raise to market through social media and print ads.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.andalusiawhiskey.com/ (andalusiawhiskey.com/financial-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/andalusiawhiskey

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Blanco Whiskey Corporation

[See attached]

BLANCO WHISKEY CORPORATION

FINANCIAL STATEMENTS
AS OF INCEPTION (OCTOBER 10, 2023)
(Unaudited)

ii

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Blanco Whiskey Corporation
Blanco, Texas

We have reviewed the accompanying financial statements of Blanco Whiskey Corporation (the "Company,"), which comprise the balance sheet as of October 10, 2023, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (October 10, 2023), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 3, 2023
Los Angeles, California

BLANCO WHISKEY CORPORATION

BALANCE SHEET

(UNAUDITED)

As of inception		October 10, 2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total current assets		-
		-
Total assets	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	$	-
STOCKHOLDERS EQUITY		
Common Stock		400
Subscription Receivable		(400)
Retained earnings/(Accumulated Deficit)		-
Total Stockholders' Equity		**-**
Total Liabilities and Stockholders' Equity	**$**	**-**

See accompanying notes to financial statements.

BLANCO WHISKEY CORPORATION

STATEMENTS OF OPERATIONS

(UNAUDITED)

As of inception	**October 10, 2023**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

BLANCO WHISKEY CORPORATION

STATEMENTS OF CHANGES IN SHAREHOLDER' EQUITY

(UNAUDITED)

(in , $US)	Common Stock			Subscription		Retained earnings/		Total Shareholders'	
	Shares		Amount	Receivable		(Accumulated Deficit)		Equity	
Inception date (October 10, 2023)	-								
Issuance of Common Stock	4,000,002	$	400		(400)			$	-
Net income/(loss)	-		-			$	-		-
Balance— (October 10, 2023)	**4,000,002**	**$**	**400**	**$**	**(400)**	**$**	**-**	**$**	**-**

See accompanying notes to financial statements.

BLANCO WHISKEY CORPORATION

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of inception		October 10, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Purcahse of property and equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		**-**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Blanco Whiskey Corporation was incorporated on October 10, 2023, in the state of Delaware. The financial statements of Blanco Whiskey Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Blanco, Texas.

Blanco Whiskey Corporation functions as a holding company for Blanco Valley Distillers LLC, doing business as Andalusia Whiskey Company, an operational entity. Blanco Valley Distillers LLC DBA Andalusia Whiskey Company is a Single Malt Whiskey Distillery (Distilled Spirits Plant) that produces grain to glass distilled spirits. We sell our products onsite in our tasting room and across the state of Texas through Republic National Distributing Company to on and off-premises retailers, such as bars, restaurants, hotels, and liquor stores.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of October 10th, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 10, 2023, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its whiskey products

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 3, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock at a par value of $0.0001 per share. As of October 10, 2023, 4,000,002 shares were issued and outstanding.

The company entered into a share exchange agreement with Blanco Valley Distillers, LLC and issue an aggregate of 4,000,002 shares of common stock to the previous members of Blanco Valley Distillers, LLC.

4. DEBT

The Company currently has no debt on October 10, 2023.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 10, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from October 10, 2023 through November 3, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

BLANCO VALLEY DISTILLERS, LLC DBA ANDALUSIA WHISKEY COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022 AND 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Blanco Valley Distillers, LLC DBA Andalusia Whiskey Company
Blanco, Texas

We have reviewed the accompanying financial statements of Blanco Valley Distillers, LLC DBA Andalusia Whiskey Company (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flow for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

August 24, 2023
Los Angeles, California

BLANCO VALLEY DISTILLERS LLC DBA ANDALUSIA WHISKEY COMPANY
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 543,669	$ 542,308
Inventory	262,801	244,712
Prepaids and Other Current Assets	24,628	72,274
Total Current Assets	**831,098**	**859,293**
Property and Equipment, net	1,145,584	427,411
Construction in Progress	72,274	-
Right-of-Use Assets	34,240	-
Total Assets	**$ 2,083,196**	**$ 1,286,704**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 404	$ 12,444
Current Portion of Loans and Notes	141,890	-
Other Current Liabilities	4,057	3,001
Total Current Liabilities	**146,351**	**15,446**
Promissory Notes and Loans	1,680,404	632,600
Right-of-Use Lease, Operating Lease	34,240	-
Total Liabilities	**1,860,995**	**648,046**
MEMBERS' EQUITY		
Members' Equity	222,201	638,658
Total Members' Equity	**222,201**	**638,658**
Total Liabilities and Members' Equity	**$ 2,083,196**	**$ 1,286,704**

See accompanying notes to financial statements.

BLANCO VALLEY DISTILLERS LLC DBA ANDALUSIA WHISKEY COMPANY
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 912,018	$ 902,153
Cost of Goods Sold	193,621	134,179
Gross Profit	718,396	767,974
Operating Expenses		
General and Administrative	678,760	685,306
Sales and Marketing	56,525	56,792
Total Operating Expenses	735,286	742,098
Operating Income/(Loss)	(16,889)	25,876
Interest Expense	30,340	4,540
Other Loss/(Income)	245,185	(27,828)
Income/(Loss) before provision for income taxes	(292,415)	49,163
Provision/(Benefit) for income taxes	14,769	15,833
Net Income/(Net Loss)	**$ (307,184)**	**$ 33,330**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**642,870**
Capital Distribution		(37,542)
Net Income/(Loss)		33,330
Balance—December 31, 2021	**$**	**638,658**
Capital Distribution		(109,273)
Net Income/(Loss)		(307,184)
Balance—December 31, 2022	**$**	**222,201**

See accompanying notes to financial statements.

BLANCO VALLEY DISTILLERS LLC DBA ANDALUSIA WHISKEY COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(307,184)	$	33,330
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		13,339		37,596
Amortization of ROU Assets		1,089		
Changes in operating assets and liabilities:				
Inventory		(18,090)		(93,984)
Prepaids and Other Current Assets		47,646		(72,274)
Credit Cards		(12,041)		(2,286)
Other Current Liabilities		1,055		2,498
Net cash provided/(used) by operating activities		**(274,185)**		**(95,119)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(731,512)		(24,104)
Construction in Progress		(72,274)		-
Right-of-Use Assets		(35,330)		
Net cash provided/(used) in investing activities		**(839,115)**		**(24,104)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(109,273)		(37,542)
Right-of-Use Lease, Operating Lease		34,240		
Borrowing on Promissory Notes and Loans		1,189,694		495,300
Net cash provided/(used) by financing activities		**1,114,662**		**457,758**
Change in cash		1,362		338,536
Cash—beginning of year		542,308		203,772
Cash—end of year	**$**	**543,669**	**$**	**542,308**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	30,340	$	4,540
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Blanco Valley Distillers LLC DBA Andalusia Whiskey Company was formed on September 18, 2014 in the State of Texas. The financial statements of Blanco Valley Distillers, LLC DBA Andalusia Whiskey Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Blanco, Texas.

Blanco Valley Distillers LLC DBA Andalusia Whiskey Company is a Single Malt Whiskey Distillery (Distilled Spirits Plant) that produces grain to glass distilled spirits. We sell our products onsite in our tasting room and across the state of Texas through Republic National Distributing Company to on and off-premises retailers, such as bars, restaurants, hotels, and liquor stores.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $115,292 and $291,858, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to materials, ingredients and finished goods (bottled whiskey and full barrels) which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Buildings	40 years
Furniture and Equipment	7-10 years
Land improvements	40 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its whiskey products.

Cost of sales

Costs of goods sold include the cost of supplies, snacks, bottles, freight, and shipping costs, and fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $56,525 and $56,792, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1)

treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Materials/Ingredients	$ 17,381	$ 37,190
Finished Bottled Whiskey	18,590	15,539
Full Barrels	226,830	191,983
Total Inventory	**$ 262,801**	**$ 244,712**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2022	2021
Loan Fees	$ 24,628	$ -
Equipment Deposits		72,274
Total Prepaids and Other Current Asset	**$ 24,628**	**$ 72,274**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Square Gift Card	$ 872	$ 752
Unassigned Tax Agency for Apps Payable	3,184	2,249
Total Other Current Liabilities	**$ 4,057**	**$ 3,001**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Buildings	$ 733,196	$ 483,846
Furniture and Equipment	636,982	154,819
Land improvements	20,600	20,600
Property and Equipment, at Cost	**1,390,777**	**659,265**
Accumulated Depreciation	(245,193)	(231,854)
Property and Equipment, Net	**$ 1,145,584**	**$ 427,411**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $13,339 and $37,596 respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership Percentage**
Thomas Erwin	42.0%
TY Phelps	42.0%
Others	16.00%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 632,700	3.75%	12/1/2021	9/30/2050	$ 23,726	$ 23,726	$ 37,992	$ 594,608	$ 632,600	$ 23,726	$ 23,726	$ -	$ 632,600	$ 632,600
Frontier Bank of Texas	$1,200,000	6.00%	8/5/2022	8/5/2027	$ 72,000	$ 72,000	$ 103,898	$ 1,085,796	$ 1,047,804	$ -	$ -	$ -	$ -	$ -
Total					$ 95,726	$ 95,726	$ 141,890	$ 1,680,404	$ 1,680,404	$ 23,726	$ 23,726	$ -	$ 632,600	$ 632,600

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 141,890
2024	141,890
2025	141,890
2026	141,890
Thereafter	1,254,733
Total	**$ 1,822,294**

Leases

The Company has entered into operating lease agreements with First-Citizens Bank & Trust Company for leasing Forklift. The lease periods expiring on September 30, 2028. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

		December 31, 2022
Lease Liability		
Beginning Balance	$	-
Additions	$	35,330
Lease Payments		(1,089)
Balance at end of period	$	34,240

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 4,639
2024	5,125
2025	5,661
2026	6,254
2027	6,909
Thereafter	5,653
Total	**$ 34,240**

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through August 24, 2023, which is the date the financial statements were available to be issued.

The Company is currently in the process of converting to a C-Corporation but has not completed the conversion as of August 24, 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF ANDALUSIA WHISKEY

Fine handcrafted whiskeys produced in the heart of the Texas Hill Country

Andalusia Whiskey Co is an artisanal mainstay nestled in the Texas Hill Country, founded on a working family farm formerly known as the Andalusia Ranch. We create exquisite ...

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ANDALUSIA
WHISKEY CO
FINE HANDCRAFTED WHISKEYS PRODUCED
IN THE TEXAS HILL COUNTRY

$21,735 Raised

REASONS TO INVEST

- Andalusia Whiskey stands out with its unique grain-to-glass approach, rainwater utilization, & in-house smoked barley. A true artisanal gem, we appeal to whiskey enthusiasts seeking unparalleled quality & flavor.
- Andalusia Whiskey is tapping into a thriving craft whiskey market valued in billions. Our presence is set to expand beyond Texas, entering multiple states, unlocking exciting new avenues for growth.
- Led by a team with 25+ years of combined experience in craft beer production, comprised of industry experts with diverse backgrounds in whiskey production, brand management, and business development.

Invest Now
$2.50 Per Share

RAISED	INVESTORS
$21,735	10
MIN INVEST	**VALUATION**
$250	$10M

THE PITCH

Where Craftsmanship Meets Passion

Step into a realm where whiskey becomes more than just a drink – it becomes a narrative in every drop. That's our world at Andalusia Whiskey Company. Picture this: the undulating hills of the Texas Hill Country, mirroring the breathtaking beauty of Andalucia, Spain. Our journey ignited when two friends, Tommy Erwin and Ty Phelps, decided to plunge headfirst into the world of whiskey, pooling their skills in brewing, chemistry, and culinary arts. With 7 years of fervent dedication to perfecting our craft, we stand proud. Crafting whiskey isn't a process for us; it's a living experience, from the first grain to the final glass. Each batch commences with the choicest American malted grains, and we meticulously craft it all on our small family farm. Rainwater infusion and our own smoked barley give our spirits a distinctive character that stands out from the crowd.

Yet, we believe it's our commitment to the land that truly sets us apart. Beyond the whiskey, we champion sustainability, existing beyond city limits on our serene 100-acre haven. Zero waste is our motto – the leftover grain nourishes our farm animals. And our dedication is echoed in our marketing, staying true to our origins and ethos.


ANDALUSIA
WHISKEY CO

THE OPPORTUNITY

Whiskey that Resonates with the Authentic Seeker in All of Us


ANDALUSIA WHISKEY
is on a mission to provide consumers with an authentic whiskey experience.
ANDALUSIA
STRYKER

Authenticity seems to be increasingly hard to find, and we at Andalusia Whiskey are on a mission to provide consumers with a genuine and memorable whiskey experience. Our business model is centered around the creation and distribution of premium craft whiskeys. We bring in revenue through direct consumer sales in our tasting room and online, as well as from liquor stores, bars, and restaurants. Our expansion plans focus on sharing our handcrafted quality with a wider audience while staying true to our roots.

Beyond the craft, we champion sustainability, residing beyond city limits on a tranquil 100-acre oasis. Our philosophy? Zero waste. We feed our farm animals with the remnants of the crafting process.

What we believe sets us apart from the competition is our unwavering commitment to grain-to-glass production. We source locally to ensure the finest ingredients, crafting unique flavor profiles that reflect our region's microclimate. This is our "Secret Sauce" – an unparalleled approach to distillation and aging that results in spirits that captivate the senses. Moreover, our devotion to community involvement creates a meaningful connection for the consumers seeking more than just a drink.


GRAIN
TO GLASS
What we believe sets us apart from the competition is our unwavering commitment to grain-to-glass production.
We source locally to ensure the finest ingredients, crafting unique flavor profiles that reflect our region's microclimate.
ANDALUSIA WHISKEY CO.
STRYKER
TEXAS SMOKED SINGLE MALT WHISKEY

THE MARKET & OUR TRACTION

Mastering the Craft—Together

In the world of craft whiskey, we feel we stand ready to embrace a market with an upward trajectory.


Global Whiskey Market is Projected to Reach
$127.53B
by 2028
6.34%
CAGR from 2023–2028

*Source

Our resilience has been unmistakably evident, even during the challenges presented by COVID-19. Surprisingly, the pandemic led to our most successful fiscal year. Securing trademarks for our major brands, Andalusia becomes a pathway of authenticity, expertise, and limitless potential.

Our leadership team, Tommy and Ty, boasting 25+ years of combined experience and a proven track record harnessed their backgrounds in brewing, chemistry, biology, culinary arts, and restaurant management to leap into the world of whiskey. After several years of Tommy's role as a microbiologist and Ty's expertise as a lead brewer, they took the bold step of opening their own whiskey distillery, fueled by a shared passion and diverse skills.


Top 20 Whiskeys in the World
—Whiskey Advocate Magazine
Double Gold
Gold Medal
San Francisco Spirits Competition
Silver Medal
Texas Whiskey Festival
Best of Category
American Distilling Institute
TexasMonthly — Featured in the Texas Whiskey Boom

As an award-winning brand, we're also honored members of esteemed associations such as the Texas Whiskey Association, American Craft Spirits Association, and American Distilling Institute.

WHY INVEST

Craft a Legacy


Andalusia Whiskey Co.
Revenant Oak
Peated

As we embark on a spirited journey of expansion, your investment in Andalusia Whiskey is more than a financial opportunity; it's an invitation to be part of our authentic and progressive narrative. With plans to extend our reach to new states, we believe our opportunities for growth are apparent. In a craft whiskey market valued in the billions and projected to thrive, your investment resonates beyond spirits – it becomes a stake in a story of tradition, innovation, and impact. Join us in shaping the future of craft whiskey and savor the rewards of being part of the Andalusia Whiskey legacy.

Raise your glass to a new adventure – invest in us today.

ABOUT

HEADQUARTERS
6462 N US Hwy 281
Blanco, TX, TX 78606

WEBSITE
View Site

Andalusia Whiskey Co is an artisanal mainstay nestled in the Texas Hill Country, founded on a working family farm formerly known as the Andalusia Ranch. We create exquisite handcrafted whiskeys, meticulously overseeing the entire process from 'grain to glass.' With a blend of fine American malted grains, our spirits are distilled in hand-crafted copper pot stills, offering a unique blend of tradition and innovation.

TEAM

Thomas Carter Erwin
CEO & Director

Tommy Erwin grew up in Central Texas and finished his Bachelor's degree in Hospitality Management at the University of North Texas in 2001. In 2009 he finished his Masters of Science in Virology and Immunology at Texas State University and began working at Real Ale Brewing Company in Blanco, TX as the Quality Assurance Lab Manager. It was at Real Ale where Tommy met his friend and business partner Ty Phelps. Tommy and Ty formed a friendship over craft distilling and Single Malt Whiskey and eventually decided to go their own way by starting Andalusia Whiskey Company just a few miles down the road from the city of Blanco, TX. Tommy lives in beautiful Buda, TX with his supportive wife Leslie, and three awesome children, Carter, Reese, and Isla.

Ty Adams Phelps
President, CFO & Director

Ty Phelps grew up in the DFW area and received a bachelor of arts degree in Economics at Southwestern University in Georgetown, TX. Culinary school followed, which served as a pathway into the craft brewing field. Ty was a brewmaster at several breweries in Austin and the Texas Hill Country from 2001-2014. Ty's beer medaled at the Great American Beer Festival, the most prestigious beer competition in the US. In 2014, Ty and fellow Real Ale Brewing employee Tommy Erwin, started Andalusia Whiskey Company with the goal of making delicious handcrafted single malt whiskeys deep in the heart of the Texas Hill Country. The distillery and tasting room reside on Ty's working family farm outside of Blanco, formerly known as the Andalusia Ranch. Ty is married to Ericka, who enjoys art and helps out with the bottling at the distillery.

Lucas "Moose" Allen
Head Distiller

Lucas "Moose" Allen is a whiskey enthusiast with a passion for smokey whiskeys, Stryker and Andalusia in general beckoned and he became a loyal patron. As opportunities to volunteer arose, Moose began to dedicate his time to learn brewing and distilling techniques which led to a position as a distiller. His passion in the production room led to the position of head distiller. Armed with a love and thirst for big, bold whiskeys and rums, he brings unmatched passion to the stillhouse. Moose was born in Lewisville, TX and grew up in the DFW and Houston Metro areas. He has been married for 19 years and has three children. Moose is an avid catfisherman and spent a bit of time on rockabilly, punk, and string bands in Central and Southeast Texas.

Mario Berry
Sales Manager

Mario-Sebastian Berry is a beverage and hospitality professional with 20 years of experience in the industry. He has had a lifelong passion for food and beverage — catching the bug early on while working at a restaurant owned by family friends as a teenager, and since the early aughts has worked in both the front and back of house in restaurants and bars, as a certified sommelier, bartender, retail wine and spirits manager, in catering and event management, beer and cider production, sales, as a food writer and he currently proudly proselytizes Andalusia Whiskey Co. across the Lone Star State. He grew up in Houston, where he still resides, and attended the Conrad N. Hilton College of Global Hospitality Leadership at the University of Houston. He is a doting cat dad, whiskey sipper and collector of most all things nerdy that loves to cook and break bread in the company of friends.

Kevin Lindsey
Tasting Room Manager

Kevin Lindsey was born in the Houston metro area and began his career as a discerning bartender in upscale establishments at the age of 18. Leaving the cocktail shakers behind, he embraced the world of distilling and cask aging. His journey lead him to Director Of Hospitality for Andalusia Whiskey Company. His keen understanding of flavors and knack for hospitality help patrons immerse themselves in the art and history of the craft. Devoted father to 2 teenage daughters (16 and 18), he brings a unique familial touch to the distillery where each visitor is welcomed as if they were part of his extended family.

TERMS

Andalusia Whiskey

Overview

PRICE PER SHARE
$2.50

VALUATION
$10M

DEADLINE
Feb. 15, 2024 at 7:59 AM UTC

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
6,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Combo/Avid Investor Perk

Invest $1000+ within the first 72 hours and receive 10% bonus shares

Invest $1,000+ within the first two weeks and receive 7% bonus shares

Invest $2,500+ within the first two weeks and receive 10% bonus shares

Invest $5,000+ within the first two weeks and receive 12% bonus shares

Invest $10,000+ within the first two weeks and receive 15% bonus shares

Flash Perk: Invest $5,000+ between December 14-December 21 and receive 10% bonus shares

Flash Perk: Invest $5,000+ between January 11-January 18 and receive 10% bonus shares

Volume-Based Perks

<u>Tier 1 Perk</u>

Invest $500+ and receive a free distillery tour and whiskey tasting for two adults at the Andalusia Tasting Room.

Whiskey costs included. Travel and lodging costs to the distillery are not included.

<u>Tier 2 Perk</u>

Invest $1000+ and receive perks in Tier 1 + have your name engraved as an owner on the Hall of Honor in the Andalusia Tasting Room.

<u>Tier 3 Perk</u>

Invest $2,500+ and receive perks in Tier 1 +2 + a private party for up to 10 adults, which includes a tour of the distillery and your own private event space for a birthday party, anniversary, etc.

4-hour event limit, 2 cocktails per guest included.

<u>Tier 4 Perk</u>

Invest $5,000+ and be a Distiller For a Day at Andalusia Whiskey Co! Experience the whiskey production process alongside our Head Distiller.

<u>Tier 5 Perk</u>

Invest $10,000+ and help select a single barrel of whiskey that will be released to the public. You will get to taste through numerous barrels and take home a case of bottles from the chosen barrel. *(6x750mL bottles)*

<u>Tier 6 Perk</u>

Invest $50,000+ and receive a private, catered whiskey-paired dinner at the distillery for up to 12 people. Each of your guests will receive a commemorative bottle signed by Andalusia's founders, Ty Phelps and Tommy Erwin.

Distillery tour, food, 2 cocktails per person included. Travel/lodging costs to the distillery are not included. The date must be negotiated with the catering company.

<u>Loyalty Bonus</u>

Current employees will receive 100% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Blanco Whiskey Corporation d/b/a Andalusia Whiskey Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for between Avid Investor and Volume-based perks to be determined by the amount invested and time of offering elapsed. Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

PRESS

Whiskey Advocate

TOP 20 - The Most Exciting Whiskies of 2021

View Article

Texas Monthly

The Great Texas Whiskey Boom

View Article

Whiskey Advocate

The Bold Place & People Shaping the Texas Whiskey Industry

View Article

San Antonio Current

Distiller near San Antonio is only Texas outfit to land on Whiskey Advocate's 2021 best-of list

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Andalusia Whiskey.

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

$250

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275 / year).

$500

Tier 1 Perk

Invest $500+ and receive a free distillery tour and whiskey tasting for two adults at the Andalusia Tasting Room. Whiskey costs included. Travel and lodging costs to the distillery are not included.

$1,000

Tier 2 Perk

Invest $1000+ and receive perks in Tier 1 + have your name engraved as an owner on the Hall of Honor in the Andalusia Tasting Room.

Select | Select | Select

$1,000

Combo/Avid Investor Perk 1

Invest $1000+ within the first 72 hours and receive 10% bonus shares

02 Days 20 Hours 00 Minutes 22 Seconds

Select

$2,500

Tier 3 Perk

Invest $2,500+ and receive perks in Tier 1 +2 + a private party for up to 10 adults, which includes a tour of the distillery and your own private event space for a birthday party, anniversary, etc. 4-hour event limit, 2 cocktails per guest included.

Select

$5,000

Tier 4 Perk

Invest $5,000+ and be a Distiller For a Day at Andalusia Whiskey Co! Experience the whiskey production process alongside our Head Distiller.

Select

$10,000

Tier 5 Perk

Invest $10,000+ and help select a single barrel of whiskey that will be released to the public. You will get to taste through numerous barrels and take home a case of bottles from the chosen barrel. (6x750mL bottles)

Select

$50,000

Tier 6 Perk

Invest $50,000+ and receive a private, catered whiskey-paired dinner at the distillery for up to 12 people. Each of your guests will receive a commemorative bottle signed by Andalusia's founders, Ty Phelps and Tommy Erwin. Distillery tour, food, 2 cocktails per person included.

Select

JOIN THE DISCUSSION

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

Crowdfunding

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRA** / **SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Ty:

Andalusia Whiskey was recently selected as one of the Top 20 Whiskeys in the World by Whiskey Advocate Magazine, one of the most prominent authorities on whiskey in the US, and today you can become one of our investors.

Let me tell you why I think that's an exciting opportunity.

Ty:

There's nothing quite like a glass of fine American Single Malt Whiskey - which is one of the reasons this type of whiskey is favored in the growing $5.1B American whiskey market.

Tommy:

Andalusia whiskey is "100% American Single Malt Whiskey", a proposed federal standard designation that few whiskeys can meet. We always have.

Ty:

We think if you're spending your hard-earned money, you should get exactly what you're paying for. Not a mass-produced spirit hiding behind a craft whiskey label.

Tommy:

People love Andalusia because we do things the hard way. We do it all ourselves, without cutting any corners.

From smoking our own grain to milling, mashing, fermenting, distilling, and aging all here in our distillery. Whiskey fans really care about that.

Tommy:

Besides being named a Top 20 Whiskey in the World, we have also medaled in numerous competitions we've entered, even when we're competing against some of the biggest companies worldwide, like Jameson, Jim Beam, even global industry giants like Diageo and Bacardi.

Ty:

And there's so much in store for us. We've joined with RNDC as our distributor. They're the second largest alcohol distributor in America and are family owned, just like us. We plan to expand our footprint to 41 states, giving us the opportunity to step into the limelight. To do so, we need the capital to produce enough product to meet demand.

Tommy:

Other distilleries are contacting us to buy our product in order to package and sell it themselves.Given the contract requests we have received, we anticipate being very busy.

Ty:

We plan to scale our production capabilities to meet this incredible demand, and continue our nationwide expansion.

Ty or Tommy:

We'd love for you to join our Anadalusia family by becoming an investor today.

BOTH: Cheers y'all.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

Thanks very much for being a fan of Andalusia Whiskey Co. Your support means a lot to this family-owned small business. We are excited to announce an opportunity to invest in Andalusia Whiskey through a crowd-funded campaign with StartEngine, the premier platform for individual investment in startups and early stage companies. Our current expansion will allow us to increase whiskey production by 5X! Keep an eye out for more information soon - being on the email list ensures that you'll receive the most up-to-date information on our crowdfunding campaign. Cheers!"

Perk email:
We're so excited for our upcoming community round on StartEngine! Thank you for responding to our survey gauging potential interest in investing in Andalusia Whiskey Co. It's an exciting time to join the Andalusia Whiskey movement!

We have included some exciting perks that will be offered at differing levels of investment - check them out here:

- Tier 1 Perk — Invest $500+ and receive a free distillery tour and whiskey tasting for two adults at the Andalusia Tasting Room.
- Tier 2 Perk — Invest $1000+ and receive perks in Tier 1 + have your name engraved as an owner on the Hall of Honor in the Andalusia Tasting Room.
- Tier 3 Perk — Invest $2,500+ and receive perks in Tier 1 +2 + a private party for up to 10 adults, which includes a tour of the distillery and your own private event space.
- Tier 4 Perk — Invest $5,000+ and be a Distiller For a Day at Andalusia Whiskey Co! Experience the whiskey production process alongside our Head Distiller.
- Tier 5 Perk — Invest $10,000+ and help select a single barrel of whiskey that will be released to the public. You will get to taste through numerous barrels and take home a case of bottles from the chosen barrel.
- Tier 6 Perk — Invest $50,000+ and receive a private, catered whiskey-paired dinner at the distillery for up to 12 people. Each of your guests will receive a commemorative bottle signed by Andalusia's founders, Ty Phelps and Tommy Erwin.

Other perks reward you for getting on board early:

- Invest $1000+ within the first 72 hours and receive 10% bonus shares
- Invest $1,000+ within the first two weeks and receive 7% bonus shares
- Invest $2,500+ within the first two weeks and receive 10% bonus shares
- Invest $5,000+ within the first two weeks and receive 12% bonus shares
- Invest $10,000+ within the first two weeks and receive 15% bonus shares

Whatever level of investment you might choose, we hope you enjoy the journey along with us! Thank you for your confidence in our company and our whiskeys. Cheers,

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Cheers,
Ty

Ahmed Alamri <ahmed@startengine.com>

Are you interested in investing in Andalusia Whiskey Company?

1 message

Andalusia Whiskey Company <info@andalusiawhiskey.com> Thu, Nov 9, 2023 at 11:44 AM
Reply-To: Andalusia Whiskey Company <info@andalusiawhiskey.com>
To: ahmed@startengine.com

View this email in your browser

Thanks very much for being a fan of Andalusia Whiskey Co. Your support means a lot to this family-owned small business. We are excited to announce an opportunity to invest in Andalusia Whiskey through a crowd-funded campaign with StartEngine, the premier platform for individual investment in startups and early stage companies. Our current expansion will allow us to increase whiskey production by 5X and enter into several new States! Keep an eye out for more information soon - being on the email list ensures that you'll receive the most up-to-date information on our crowdfunding campaign.

Cheers!

Ty Phelps and Tommy Erwin

Cofounders of Andalusia Whiskey Company

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Our mailing address is:
Andalusia Whiskey Co.
6462 N US Highway 281
Blanco, TX 78606-2105